4/10

03007975

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alive Int'l Inc.

*CURRENT ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5056 FISCAL YEAR 12-31-00

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/10/03

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

ALIVE INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

INDEX

Auditors' Report

To the Shareholders of
Alive International Inc.

We have audited the consolidated balance sheets of Alive International Inc. as at December 31, 2000 and 1999 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Schwartz Levitsky Feldman LLP

Toronto, Canada
April 12, 2001
Except as to Note 12 which
is as of May 18, 2001

Chartered Accountants

ALIVE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2000 AND 1999

	2000 $	1999 $
ASSETS		
CURRENT		
Cash And Short Term Deposits	**100,904**	148,259
Inventory	**262,769**	108,007
Prepaid Expenses and Sundry Receivables	**51,859**	30,862
Net Assets from Discontinued Operations (Note 2)	**-**	137,741
TOTAL CURRENT ASSETS	**415,532**	424,869
CAPITAL ASSETS (Note 3)	**164,356**	58,143
GOODWILL (Note 4)	**1**	30,317
OTHER ASSETS	**-**	3,557
TOTAL ASSETS	**579,889**	516,886
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	**303,612**	180.022
Net Liabilities from Discontinued Operations (Note 2)	**29,880**	-
Deferred Revenue	**-**	28,844
TOTAL LIABILITIES	**333,492**	208,866
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 5)	**2,135,162**	999,012
DEFICIT	**(1,888,765)**	(690,992)
	246,397	308,020
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**579,889**	516,886

See accompanying notes.

Approved by the Board: Director "Joel Flatt" **Director** "Charles Kutner"

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000 $	1999 $
SALES	2,337,818	1,844,777
COST OF SALES	406,865	378,052
GROSS PROFIT	1,930,953	1,466,725
EXPENSES		
Administrative	1,183,493	860,223
Selling	928,413	760,405
Financial	81,756	55,326
Amortization of Capital Assets	43,160	24,344
Amortization of Goodwill	891,904	10,105
	3,128,726	1,710,403
NET LOSS FROM CONTINUING OPERATIONS	(1,197,773)	(243,678)
LOSS FROM DISCONTINUED OPERATIONS	-	(365,992)
MINORITY INTEREST SHARE OF LOSS	-	(10)
NET LOSS FROM DISCONTINUED OPERATIONS	-	(365,982)
NET LOSS	(1,197,773)	(609,660)
DEFICIT - Beginning of Year	(690,992)	(81,332)
DEFICIT - End of Year	(1,888,765)	(690,992)
BASIC LOSS PER SHARE		
LOSS FROM CONTINUING OPERATIONS	(0.16)	(0.03)
NET LOSS	(0.16)	(0.08)

See accompanying notes.

ALIVE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
	$	$
OPERATIONS		
Net Loss from Continuing Operations	**(1,197,773)**	(243,678)
Items not Involving Cash:		
Amortization of Capital Assets	**43,160**	24,344
Amortization of Goodwill	**891,904**	10,105
Loss on Disposal of Capital Assets	**-**	3,288
	(262,709)	(205,941)
Decrease (Increase) in Inventory	**(154,762)**	29,722
Decrease (Increase) in Prepaid Expenses and Sundry Receivables	**(20,997)**	49,009
Increase (Decrease) in Accounts Payable and Accrued Liabilities	**123,590**	(8,298)
Increase (Decrease) in Deferred Revenue	**(28,844)**	28,844
CASH EXPENDED ON CONTINUING OPERATIONS	**(343,722)**	(106,664)
FINANCING ACTIVITIES		
Repayment of Advances from Directors	**-**	(2,966)
Issuance of Common Shares	**146,150**	787,742
Repurchase of Common Shares	**-**	(12,825)
Issuance of Special Warrants	**990,000**	-
CASH DERIVED FROM FINANCING ACTIVITIES	**1,136,150**	771,951
INVESTING ACTIVITIES		
Purchase of Capital Assets - Net	**(149,373)**	(63,275)
Acquisition of Goodwill	**(861,588)**	-
Decrease in Other Assets	**3,557**	5,224
CASH EXPENDED ON INVESTING ACTIVITIES	**(1,007,404)**	(58,051)
CASH DERIVED FROM (EXPENDED ON) CONTINUING OPERATIONS	**(214,976)**	607,236
CASH DERIVED FROM (EXPENDED ON) DISCONTINUED OPERATIONS	**167,621**	(503,723)
INCREASE (DECREASE) IN CASH POSITION	**(47,355)**	103,513
CASH - Beginning of Year	**148,259**	44,746
CASH - End of Year	**100,904**	148,259

CASH IS COMPRISED OF CASH AND SHORT-TERM DEPOSITS.

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of Alive International Inc., and its wholly-owned subsidiaries Alive International Holdings, Inc. and Optima Pharmaceuticals Inc. All significant intercompany transactions have been eliminated.

b) New Accounting Standard

On January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3465, Income Taxes, which replaces the deferral method with the liability method of tax allocation. The Company applied the new recommendations retroactively without restating prior years.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis. Net realizable value is the selling price of the product less provision for normal selling costs.

d) Amortization

Capital assets are stated at historical cost. Amortization is charged to earnings over the estimated useful life of the asset on the following basis:

Furniture, Fixtures and Equipment	-	Straight-line over five years
Computer Equipment	-	Straight-line over four years
Computer Software	-	Straight-line over three years
Leasehold Improvements	-	Straight-line over the terms of the respective leases

e) Goodwill

Goodwill comprises the unamortized balance of the excess of the cost over the fair value of the identifiable net assets of Alive International Holdings Inc. and Ideal Solutions International at their respective dates of acquisition. These balances are amortized on a straight line basis over periods of 5 years and 20 years respectively. The Company assesses impairment of goodwill by determining whether the unamortized balance can be recovered through undisputed future operating cash flows of the acquired operations over their remaining lives.

f) Foreign Currency Translation

Foreign currency amounts have been translated into Canadian dollars on the following basis: monetary assets and liabilities at the year-end rates of exchange; non-monetary assets and liabilities at historical exchange rates; revenue and expenses at average exchange rates during the year. Translation gains or losses are reflected in the income statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

g) **Revenue Recognition**

Revenue is recognized when the significant risks and rewards of ownership of the goods sold have been transferred to the advisor. The culmination of the earnings process occurs when goods are shipped to the advisor.

h) **Commission Expenses**

Commissions paid to advisors are calculated based on the value of product sales of the advisor's business income centres and are expensed in the accounts of the company when the goods are shipped to the advisor.

i) **Income Taxes**

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

j) **Comparative Figures**

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for 2000.

2. **DISCONTINUED OPERATIONS**

On February 15, 1999, the Company acquired a 90% interest in Optima Pharmaceuticals Inc. ("Optima"). Optima manufactured products for sale to the Company. In December 1999, the Company wound down the operations of Optima and commenced the orderly realization of its net assets. During the current year, Optima had no activities other than the realization of net assets. In December 2000, the Company purchased the remaining 10% interest in Optima for $10.

The net assets (liabilities) remaining at year end of this subsidiary are as follows:

	2000 $	1999 $
Cash	-	41,087
Accounts Receivable	-	37,632
Inventory	-	20,208
Refundable Deposits	-	2,090
Capital Assets	-	117,940
Accounts Payable and Accrued Liabilities	(29,880)	(81,216)
Net Assets (Liabilities) from Discontinued Operations	(29,880)	137,741

RESULTS OF DISCONTINUED OPERATIONS FOR THE YEAR

	2000 $	1999 $
Sales	-	371,454
Net Loss from Discontinued Operations	-	(365,982)

2. DISCONTINUED OPERATIONS (Continued)

CASH FLOWS FROM DISCONTINUED OPERATIONS

	2000 $	1999 $
OPERATIONS		
Net Loss From Discontinued Operations	-	(365,982)
Items not Involving Cash:		
Amortization of Capital Assets	-	27,995
Provision for Loss on Disposal of Capital Assets	-	134,015
	-	(203,972)
Decrease (Increase) in Working Capital Balances	49,681	(19,801)
CASH DERIVED FROM (EXPENDED ON) OPERATIONS	49,681	(223,773)
INVESTING ACTIVITIES		
Sale (Purchase) of Capital Assets	117,940	(279,950)
CASH DERIVED FROM (EXPENDED ON) DISCONTINUED OPERATIONS	167,621	(223,773)

3. CAPITAL ASSETS

	2000			1999
	Cost $	Accumulated Amortization $	Net $	Net $
Furniture, Fixtures and Equipment	57,287	22,697	34,590	21,629
Computer Equipment	57,507	23,542	33,965	13,111
Computer Software	127,824	33,768	94,056	20,616
Leasehold Improvements	3,614	1,869	1,745	2,787
	246,232	81,876	164,356	58,143

4. GOODWILL

	Alive International Inc. $	Ideal Solutions International $	2000 Total $	1999 Total $
Cost	50,527	861,588	912,115	50,527
Accumulated Amortization	50,527	861,587	912,114	20,210
Net	-	1	1	30,317

4. GOODWILL (Continued)

On July 25, 2000, the Company acquired specific assets of Ideal Solutions International. The assets included inventory, property and equipment, contracts, intangible and intellectual property. In connection with the acquisition, the Company issued 500,000 Special Warrants valued by the directors at $2 per Special Warrant. Each Special Warrant is exercisable into one common share of the Company. As at December 31, 2000, no Special Warrants had been exercised.

Details of the calculation of goodwill are as follows:

Total Considerations		
Warrants	$ 1,000,000	
Professional Fees	10,235	$ 1,010,235
Identifiable Assets Acquired		
Inventory	81,747	
Capital Assets	66,900	148,647
Goodwill		$ 861,588

Pursuant to the accounting policy described in Note 1(e), the Company determined that all goodwill at December 31, 2000 should be written down to $1.

5. CAPITAL STOCK

a) Capital Stock

Capital stock is comprised of:

	Number of Shares	2000 $	1999 $
Common Shares	**7,536,610**	**1,145,162**	999,012
Special Warrants	**500,000**	**990,000**	-
		2,135,162	999,012

The Company is authorized to issue an unlimited number of the following classes of shares:

Preference shares, 9%, non-cumulative, participating, redeemable
Common shares

b) Common Shares

	Note	Number of Shares	$
Balance - December 31, 1998		5,949,400	100,100
Issued at Initial Public Offering	5 c)	1,052,910	753,787
Shares Repurchased by the Company	5 d)	(15,000)	(12,825)
Exercise of Special Warrants	5 e)	386,100	157,950
Balance - December 31, 1999		7,373,410	999,012

5. **CAPITAL STOCK (Continued)**

b) **Common Shares** (Continued)

	Note	Number of Shares	$
Balance Brought Forward		7,373,410	999,012
Exercise of Broker Compensation Warrants	5 f)	35,100	17,550
Exercise of Warrants	5 g)	63,500	95,250
Exercise of Options	5 h)	2,100	2,100
Exercise of Options Pursuant to the Investor Relations Agreement	5 h)	62,500	31,250
Balance - December 31, 2000		7,536,610	1,145,162

c) **Initial Public Offering**

On January 26, 1999 the Company completed an initial public offering through which 1,052,910 common shares and 526,455 common share purchase warrants were issued for proceeds (net of issue of costs) of $787,742. The proceeds were reduced by $33,955 of deferred finance costs incurred in 1998. In addition to the underwriting fees on the initial public offering, 105,291 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.95 at any time prior to January 26, 2001. At January 26, 2001, all 105,291 designated broker compensation warrants expired unexercised.

d) **Shares Repurchased by the Company**

In December 1999, 15,000 common shares were reacquired for cancellation by the Company. These shares were cancelled subsequent to December 31, 1999.

e) **Special Warrants**

On August 31, 1998 Alive International Inc. completed a private placement of 351,000 special warrants at a price of $0.50 per warrant for gross proceeds of $175,500. The special warrants have been reflected in the financial statements net of related underwriting costs of $17,550. These special warrants were exercised upon the initial public offering into 386,100 common shares.

f) **Broker Compensation Warrants**

In addition to the underwriting fees on the special warrants, 35,100 specifically designated broker compensation warrants were issued and were exercisable by the Company's underwriting agents. Each broker compensation warrant entitled the holder to acquire one common share at $0.50 at any time prior to August 31, 2000. All Broker Compensation Warrants were exercised during the year.

g) **Warrants**

As mentioned above, 526,455 common share purchase warrants were issued at the time of the initial public offering. Each warrant entitled the holder to purchase one common share for $1.50 at any time on or before January 31, 2001. The Company assigned no value to these warrants. During the current year, 63,500 warrants were exercised for proceeds of $95,250. Subsequent to the year end, an additional 11,500 warrants were exercised for proceeds of $17,250. At January 31, 2001, the remaining 451,455 common shares purchase warrants expired unexercised.

5. **CAPITAL STOCK (Continued)**

h) **Stock Options**

On January 26, 1999 the Company established a stock option plan for its Board of Directors and the officers, full-time employees, distributors and consultants of the Company and its subsidiaries.

On May 24, 2000, this stock option plan was amended to increase the aggregate number of common shares authorized for issuance under the Stock Option Plan to 3,500,000 from 1,000,000. Under the Stock Option Plan, eligible persons may, at the discretion of the Board of Directors, be granted options to acquire common shares at an exercise price which will be fixed by the Board of Directors and will not be less than the market price of the common shares on the day immediately preceding the day on which the option is granted. Options are non-transferable except in connection with the death of the optionee and have a maximum term of ten years from the date of the grant.

During the current year, 2,100 options were exercised for total proceeds of $2,100.

On April 24, 2000, the Company entered into an agreement with a marketing and investor relations firm to provide specified services to the Company. The agreement was for a term of two years expiring April 23, 2002. As part of the compensation under the agreement, the Company granted this firm 500,000 options exercisable at a price of $.50 per share.

During the year, 62,500 options had been exercised for total proceeds to the Company of $31,250.

Subsequent to December 31, 2000, the Company terminated this agreement without any additional costs. As a result, the unexercised options expired.

Outstanding options at December 31, 2000 are as follows:

Outstanding	Option Price Per Share and Expiry Dates $
400	1.00 to February 10, 2001
170,000	0.95 to February 2, 2002
20,000	1.00 to January 13, 2002
20,000	0.95 to February 21, 2002
20,000	0.95 to February 22, 2002
25,000	1.00 to April 11, 2002
437,500	0.50 to April 23, 2002
1,400,000	1.50 to May 30, 2002
1,000,000	2.00 to June 31, 2003

Subsequent to the year end, the 437,500 options expiring on April 23, 2002 were cancelled by the Company.

i) **Escrowed Shares**

As at December 31, 1999, 3,840,687 common shares where held in escrow. On October 22, 2000, 853,486 of these shares were released from escrow. The balance of shares held in escrow at December 31, 2000 is 2,987,201. These shares will be released as follows:

Date of Release	Number of Common Shares
October 22, 2001	853,486
October 22, 2002	853,485
October 22, 2003	1,280,230

6. INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for timing differences, is as follows:

	2000 $	1999 $
Net Loss	**(1,197,773)**	(609,660)
Goodwill Amortization not Deductible for Tax Purposes	**891,904**	10,105
Write-off of Capital Stock Issue Costs for Tax Purposes	**(21,000)**	(21,000)
Write-down of Assets of Discontinued Operations not Deductible for Tax Purposes	-	163,000
Net Loss for Tax Purposes	**(326,869)**	(457,555)
Provision for Income Taxes	-	-

Future income tax assets would consist of the following temporary timing differences:

	2000 $	1999 $
Write-down of Assets of Discontinued Operations	**65,000**	65,000
Write-down of Goodwill	**340,000**	-
Non-Capital Loss Carry-Forwards	**325,000**	195,000
	730,000	260,000

As a result of the possible sale of assets described in Note 12, the Company has not demonstrated that it is more likely than not to realize the benefits of these future income tax assets and accordingly, they have not been reflected as assets in these financial statements.

At December 31, 2000, the Company has approximately $815,000 in non-capital losses available to offset future taxable income. These losses expire $215,000 up to 2007 and $600,000 up to 2015.

7. BASIC LOSS PER SHARE

Loss per share is determined by dividing the net loss for the year by the weighted average number of shares outstanding during the year (7,428,955 shares in 2000 and 7,284,550 shares in 1999).

Fully diluted loss per share is not disclosed as the effect of exercise of the outstanding options would be anti-dilutive.

8. RELATED PARTY TRANSACTIONS

A director of the Company also acts as the Company's legal council. The Company has incurred fees totalling $25,000 during the current year (1999 - $42,800).

9. FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Investments are carried at cost. In the opinion of management, it is not practicable within the constraints of timeliness, cost or the availability of a consistent resale market to determine the fair value of these financial assets with sufficient reliability. Management does however, believe that the fair value of the investments approximate book value.

10. SEGMENTED INFORMATION

	2000 $	1999 $
a) Sales by Geographic Area		
Canada	**979,446**	1,045,914
United States of America	**1,358,372**	798,863
	2,337,818	1,844,777
b) Net Loss from Continuing Operations by Geographic Area		
Canada	**(33,426)**	(32,263)
United States of America	**(1,164,347)**	(211,415)
	(1,197,773)	(243,678)
c) Assets by Geographic Area		
Canada	**185,003**	334,055
United States of America	**394,886**	182,831
	579,889	516,886

11. COMMITMENTS

Under long-term leases for its premises, the Company is committed to minimum aggregate annual rentals (exclusive of rent payable on a percentage of sales and other occupancy charges) as follows:

2001	$ 58,265
2002	16,707
2003	8,525
	$ 83,497

12. SUBSEQUENT EVENT

Subsequent to the year end, the Company received an offer to purchase substantially all of the Company's assets. The anticipated closing would take place on July 9, 2001 and the purchase price payable by the buyer for the assets would be the aggregate of the following amounts:

Inventory
- All Canadian and United States inventory at cost. The Ideal Solutions International inventory purchased during the year (described in Note 4) will be valued at the greater of the purchase price or the cost originally incurred by the vendor of that inventory.

Capital Assets
- All Canadian capital assets (net book value of $3,200) for $1 (U.S.).
- All United States capital assets, as selected by the buyer, at fair market value.

12. SUBSEQUENT EVENT (Continued)

Contracts - All Canadian and United States contracts for $1 (U.S.).

Prepaid Expenses - All Canadian prepaid expenses for $1,667 (U.S.).

In addition, the buyer will be responsible for the payment of the commissions due to distributors for the month of May 2001 and will assume responsibility for the lease for the Canadian head office premises.

The purchase price will be payable as follows:

- $10,000 (U.S.) - immediately
- $90,000 (U.S.) - on shipment of inventories
- Balance in three equal monthly instalments on July 9, 2001, August 9, 2001 and September 9, 2001.

The Directors of the Company are recommending the acceptance of this offer.

The acceptance is subject to shareholder and regulatory approvals.